Exhibit 99.24

SANDSTORM GOLD LTD.

Suite 1050, 625 Howe Street

Vancouver, BC V6C 2T6

Phone: 604-689-0234/Fax: 604-688-0094

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Sandstorm Gold Ltd. (the “Company”) will be held in the Connaught Room at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, Canada V6C 2Y9 on Tuesday, May 10, 2011 at the hour of 10:00 a.m. (Vancouver Time) for the following purposes:

1.    To receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2010, together with the report of the auditors thereon;

2.    To fix the number of Directors of the Company at FIVE (5);

3.    To elect Directors of the Company for the ensuing year;

4.    To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

5.    To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving the Company’s Restricted Share Plan, as more particularly described in the accompanying Information Circular;

6.    To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution confirming the Company’s Shareholder Rights Plan, as more particularly described in the accompanying Information Circular;

7.    To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to re-approve the Company’s 10% Rolling Stock Option Plan, as more fully described in the accompanying Information Circular; and

8.    To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the information circular (the “Circular”) accompanying this notice. The audited consolidated financial statements and related MD&A for the Company for the financial year ended December 31, 2010 have already been mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on SEDAR at www.sedar.com.

This notice is accompanied by the Circular, a form of proxy and a supplemental mailing list return card.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it in the envelope provided for that purpose.

The Board of Directors of the Company has by resolution fixed the close of business on April 4, 2011 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

Proxies to be used at the Meeting must be deposited with the Company, c/o the Company’s transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 10:00 a.m. (Vancouver time) on May 6, 2011, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournment thereof is held.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

DATED at Vancouver, British Columbia this 4th day of April, 2011.

BY ORDER OF THE BOARD

(Signed) Nolan Watson
Chief Executive Officer

SANDSTORM GOLD LTD.

Suite 1050 – 625 Howe Street

Vancouver, BC V6C 2T6

Tel: (604) 689-0234/Fax: (604) 688-0094

INFORMATION CIRCULAR

(As at April 4, 2011, except as otherwise indicated)

Sandstorm Gold Ltd. (the “Company”) is providing this Information Circular (the “Circular”) and a form of proxy in connection with management’s solicitation of proxies for use at the Annual and Special Meeting (the “Meeting”) of the Company to be held on Tuesday, May 10, 2011 and at any adjournments. Unless the context otherwise requires, when we refer in this Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

All dollar amounts referenced herein are expressed in United States Dollars unless otherwise stated.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

VOTING BY PROXY

Only Registered Holders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted for or against or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, P.O. Box 4572, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Registered Holders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders whose names appear on the share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are “non-registered” Shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners).

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. The Company has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”). These voting instruction forms are to be completed and returned to Computershare in the postage paid envelope provided or by facsimile. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by voting instruction forms they receive. Alternatively, NOBOs may vote following the instructions on the voting instruction form, via the internet or by phone.

With respect to OBOs, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)          be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the intermediary must follow; or

(b)          be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their Shares they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

REVOCABILITY OF PROXY

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered Shareholder, their attorney authorized in writing or, if the registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their Intermediary to revoke the proxy on their behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the “Shares”), of which 318,063,147 Shares are issued and outstanding as of April 4, 2011. Persons who are registered shareholders at the close of business on April 4, 2011 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held. The Company has only one class of Shares.

To the knowledge of the Directors and Executive Officers of the Company, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Compensation Program

The objectives of the Company’s compensation program are to attract, hold and inspire performance by members of senior management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

Overview of the Compensation Philosophy

The independent Directors of the Company have the responsibility for determining compensation for the Named Executive Officers and other senior executives of the Company and the following principles guide the Company’s overall compensation philosophy:

(a)           compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;

(b)           calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)           an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)           internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and

(e)           the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Elements of Executive Compensation

It is important to note that Nolan Watson, the Company’s Chief Executive Officer, and David Awram, the Company’s Executive Vice-President, each currently receive one salary in the amount of C$220,000 which is split between the Company and Sandstorm Metals & Energy Ltd. as to C$110,000 each. This total salary is and will continue to be allocated based upon the percentage of time spent by Messrs. Watson and Awram on each of the two company’s businesses, which is currently expected to be 50%.

It is the compensation philosophy of the Company to provide a market-based blend of base salaries, bonuses and an equity incentive component in the form of stock options. Total compensation, including base salaries, bonuses and stock option grants are set at the average end compared to industry peers, with lower than average base salaries and higher than average variable elements (i.e. bonuses and stock options). The Company believes that bonus and stock option components serve to further align the interests of management with the interests of the Company’s shareholders.

For the financial year ended December 31, 2010, the Company’s executive compensation program consisted of the following elements:

•              base salary;

•              annual performance-based cash incentives;

•              medical and other benefits; and

•              equity compensation consisting of stock options.

The specific rationale and design of each of these elements are outlined in detail below:

Element of Compensation	Summary and Purpose of Element

Base Salary

Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. The independent Directors review the salaries of Named Executive Officers at least annually as part of their overall competitive market assessment. Typically, the independent Directors make annual salary adjustments by January/February of each year for the 12 month period from January 1 to December 31 of the current year.

Annual Performance-
Based Cash Incentives

Annual performance-based cash incentives are a variable component of compensation designed to reward the Company’s executives for maximizing annual operating performance. The independent Directors review annual performance-based cash awards as part of their overall annual assessment of the Company and individual performance. Typically, the independent Directors make awards by January/February of each year for the 12 month period from January 1 to December 31 of the prior year.

Stock Options

The granting of stock options is a variable component of compensation intended to incentivise the Company’s executive officers to accretively grow the Company and increase the value of the Company’s Shares.

Other Compensation
(Perquisites)

The Company’s executive employee benefit program includes life, medical, dental and disability insurance, along with paid parking. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian organizations.

Overview of How Compensation Program Fits with Compensation Goals

1.            Attract, Hold and Inspire Key Talent – the compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mining environment through the following elements:

•              competitive cash compensation program, consisting of base salary and bonus, which is generally consistent with or superior to similar opportunities; and

•              providing an opportunity to participate in the Company’s growth through options.

2.            Alignment of Interest of Management with Interest of the Company’s Shareholders – the compensation package meets the goal of aligning the interests of management with the interest of the Company’s shareholders through the following elements:

•              the grant of stock options where, if the price of the Company’s Shares increases over time, both executives and shareholders will benefit; and

•              staged vesting on stock option awards, which gives management an interest in increasing the price of the Company’s Shares over time, rather than focusing on short-term increases.

Base Salary

To date, in determining the base salary of a Named Executive Officer, the independent Directors have considered the recommendations made by the Chief Executive Officer and have reviewed the remuneration paid to executives with similar titles at a comparator group of companies in the marketplace, based on sector, market capitalization and complexity. Thus far, the independent Directors have determined that the executive officers receive base salaries which are typically on the moderately below average end of the comparator group and bonuses and equity compensation that are typically on the moderately higher end of the comparator group, due to the Company’s unique business model and deal-driven nature. In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the independent Directors also consider the particular responsibilities of the position, the experience level of the executive officer, his or her past performance at the Company, the performance of the Company over the past year and an overall assessment of market, industry and economic conditions.

The independent Directors believe that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and reasonable. The Company uses a comparator group of publicly-traded mining companies of similar size, as determined by market capitalization and complexity, to the Company, and that are based in North America. The following table summarizes the comparator group used for the purpose of determining 2010 annual base salaries (the “Comparator Group”):

Comparator Group

Alexco Resource Corp.

Bear Creek Mining Corporation

Endeavour Silver Corp.

Entrée Gold Inc.

Fortuna Silver Mines Inc.

Gold Wheaton Gold Corp.

Greystar Resources Ltd.

Luna Gold Corp.

Sulliden Gold Corporation Ltd.

Vista Gold Corp.

The base salary of each of the Named Executive Officers falls within the Comparator Group’s below average base salary for comparable positions.

Annual Performance-Based Cash Incentives

In determining the annual cash bonus of a Named Executive Officer, the independent Directors consider the recommendations made by the Chief Executive Officer in assessing the Company and the Named Executive Officer’s performance over the past year. The independent Directors assess the following Company performance indicators:

•              The value of completed transactions is evaluated based on the total dollar amount of transactions completed during the year, the number of transactions and the overall value accretion to the Company as a result of those transactions. This performance indicator is critical to the success of the Company due to the Company’s unique business model and deal-driven nature.

•              Relative Share performance is evaluated based on the Share price for the period January 1 to December 31, as compared to the share price of the companies comprising the Comparator Group. The independent Directors believe this performance indicator aligns the interests of management to the interests of shareholders.

•              Debt and equity financing(s) successfully completed during the financial year. The independent Directors believe this performance indicator is an important element in the Company’s ability to successfully attract and close streaming transactions.

•              Fiscal responsibility with respect to level of control and management of the Company’s general and administrative expenses for the relevant period.

The independent Directors also review the personal performance of the Named Executive Officers. Evaluation of personal performance factors is subjective and includes consideration of quality of work, effort undertaken and leadership abilities, among other factors. Other exceptional or unexpected factors that may be considered in the evaluation of a Named Executive Officer’s performance are subjective and not defined.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for commodities such as gold. When applying the financial performance criteria, the independent Directors emphasize factors over which the executive officers can exercise control, such as meeting budget targets, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. Although no specific percentage is allocated to each factor, the independent Directors give particular weight to the value of transactions completed during the year and the relative Share performance.

Total base salary plus cash awarded for 2010 to each of the Named Executive Officers falls within the average of the Comparator Group three year average for comparable positions.

Option-Based Awards

The Company’s Stock Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being Directors, employees, management company employees, officers and consultants, to have equity participation in the Company through the acquisition of Shares.

The Stock Option Plan has been and will be used to provide share purchase options which are awarded based on the recommendations of the independent Directors of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. In determining the number of options to be granted to the Company’s executive officers, the Board takes into account the number of options, if any, previously granted to each executive officers, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX Venture Exchange (the “TSXV”) and to closely align the interests of the executive officers with the interests of the Shareholders. The Board determines the vesting provisions of all stock option grants.

Other Compensation – Perquisites

None of the Named Executive Officers received any perquisites which in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.

Other Long-Term Incentive Plans

The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.

Summary Compensation Table

The following table is presented in accordance with National Instrument Form 51-102F6 (“Statement of Executive Compensation”) and sets forth all annual and long-term compensation for services in all capacities to the Company for the financial year ended March 31, 2009 and for the two most recently completed financial years of the Company, being the periods ended December 31, 2009 and December 31, 2010, in respect of each of the following executive officers of the Company: (a) the CEO; (b) the CFO; and, where applicable, (c) the other three most highly compensated executive officers of the Company during the financial year ended December 31, 2010 whose individual total compensation for the most recently completed financial year exceeded C$150,000 and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year (9)	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($) (7)	Annual incentive Plans	Long- term Incentive Plans	Pension Value ($)	All Other Compensa -tion ($)	Total Compensa- tion ($)
Nolan Watsxon (1) CEO	December 31, 2010	$115,606 (C$119,167)	NIL	$220,351 (7) (C$224,559)	$125,675 (2) (C$125,000)	NIL	NIL	NIL	$461,632 (C$468,726)

	December 31, 2009	NIL	NIL	$106,667 (C$116,055)	$191,100 (C$200,000)	NIL	NIL	NIL	$297,767 (C$316,055)

	March 31, 2009	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Krysta Rehaag (3) CFO	December 31, 2010	NIL	NIL	$66,105 (7) (C$67,368)	NIL	NIL	NIL	NIL	$66,105 (C$67,368)

	December 31, 2009	NIL	NIL	$28,515 (C$32,300)	NIL	NIL	NIL	NIL	$28,515 (C$32,300)

	March 31, 2009	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

David Awram (4) Executive Vice- President (“EVP”)	December 31, 2010	$115,606 (C$119,167)	NIL	$220,351(7) (C$224,559)	$125,675(5) (C$125,000)	NIL	NIL	NIL	$461,632 (C$468,726)

	December 31, 2009	NIL	NIL	$106,667 (C$116,055)	$191,100 (C$200,000)	NIL	NIL	NIL	$297,767 (C$316,055)

	March 31, 2009	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Ron Ho (6) Vice- President, Finance (“VP”)	December 31, 2010	$124,922 (C$129,167)	NIL	$220,351 (7) (C$224,559)	$75,405 (10) (C$75,000)	NIL	NIL	NIL	$420,678 (C$428,726)

	December 31, 2009	$56,007 (C$60,000)	NIL	$85,786 (8) (C$99,615)	$28,665 (C$30,000)	NIL	NIL	NIL	$170,458 (C$189,615)

(1)          Mr. Watson became a Director of the Company on September 12, 2008 and its President and CEO on September 23, 2008.

(2)          Subsequent to December 31, 2010, the Company paid Mr. Watson a C$125,000 bonus for recognition of services performed in 2010. Since Mr. Watson’s bonus was earned in Canadian dollars, it was translated using the December 31, 2010 CDN:USD noon exchange rate of 1.0054.

(3)          Ms. Rehaag was appointed as the CFO of the Company on May 30, 2008. Ms. Rehaag is not an employee of the Company. She is employed by Pathway Capital Ltd. (“Pathway”) and the portion of the compensation paid to Ms. Rehaag by Pathway during the fiscal periods ended December 31, 2009 and 2010 and which Pathway attributed to the CFO services which Ms. Rehaag provided to the Company was approximately $19,958 and $39,603 respectively.

(4)          Mr. Awram became a Director of the Company on March 23, 2007 and its EVP on July 23, 2009.

(5)          Subsequent to December 31, 2010, the Company paid Mr. Awram a C$125,000 bonus for recognition of services performed in 2010. Since Mr. Awram’s bonus was earned in Canadian dollars, it was translated using the December 31, 2010 CDN:USD noon exchange rate of 1.0054.

(6)          Mr. Ho became an employee of the Company on July 7, 2009 and assumed the role of Vice-President, Finance for the Company.

(7)          The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value and relied on the following key assumptions and estimates for the 2010 calculation: expected dividend yield 0%; expected stock price volatility 47.0%; risk free interest rate 1.57%; and expected life of options of three years. The Company chose this methodology as it is the standard for exploration/developing companies in Canada and has been consistently applied by the Company for valuing option-based awards granted by the Company since 2007.

(8)          The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value and relied on the following key assumptions and estimates for the 2009 calculation: expected dividend yield 0%; expected stock price volatility 45.0%; risk free interest rate 1.92%; and expected life of options of three years.

(9)          The Company changed its fiscal year-end date from March 31 to December 31, resulting in a nine-month transition year from April 1, 2009 to December 31, 2009.

(10)    Subsequent to December 31, 2010, the Company paid Mr. Ho a C$75,000 bonus for recognition of services performed in 2010. Since Mr. Ho’s bonus was earned in Canadian dollars, it was translated using the December 31, 2010 CDN:USD noon exchange rate of 1.0054.

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s) except as follows:

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based awards outstanding at the end of the most recently completed financial year (December 31, 2010), including awards granted before the most recently completed financial year, to each of the Named Executive Officers. The Company does not currently have a share-based awards program.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (1) ($)	Option Expiration Date	Value of Unexercised In- The-Money Options (2) ($)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested ($)
Nolan Watson CEO	1,000,000	C$0,435	July 28, 2014	$366,971 (C$365,000)	N/A	N/A

	1,000,000	C$0.68	November 26, 2015	$120,648 (C$120,000)	N/A	N/A

Krysta Rehaag CFO	200,000	C$0.45	June 16, 2014	$70,378 (C$70,000)	N/A	N/A

	300,000	C$0.68	November 26, 2015	$36,194 (C$36,000)	N/A	N/A

David Awram EVP	20,000	C$0.10	July 31, 2012	$14,075 (C$14,000)	N/A	N/A

	1,000,000	C$0.435	July 28, 2014	$366,971 (C$365,000)	N/A	N/A

	1,000,000	C$0.68	November 26, 2015	$120,648 (C$120,000)	N/A	N/A

Ron Ho VP	700,000	C$0.44	July 6, 2014	$253,360 (C$252,000)	N/A	N/A

	1,000,000	C$0.68	November 26, 2015	$120,648 (C$120,000)	N/A	N/A

(1)          The exercise price per Share of stock options is set in Canadian dollars because that is the currency in which the Company’s Shares trade on the TSXV.

(2)          Calculated using the closing price of the Company’s Shares on the TSXV on December 31, 2010 of C$0.80 and subtracting the exercise price of the in-the-money stock options. Translated using the December 31, 2010 CDN:USD noon exchange rate of 1.0054. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company’s Shares on the date of exercise.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year (December 31, 2010) of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards - Value Vested During The Year(1) ($)	Share-Based Awards - Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
Nolan Watson	$95,730	N/A	N/A
CEO	(C$100,000)

Krysta Rehaag	$14,979	N/A	N/A
CFO	(C$15,333)

David Awram	$95,730	N/A	N/A
EVP	(C$100,000)

Ron Ho	$83,645	N/A	N/A
VP	(C$84,787)

(1)          This amount is the dollar value that would have been realized if the options had been exercised on the vesting date, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company and its subsidiaries have no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or its subsidiaries or a change in responsibilities of the NEO following a change of control.

Defined Benefit or Actuarial Plan Disclosure

The Company and its subsidiaries have no defined benefit or actuarial plans.

Director Compensation

The following table sets forth all amounts of compensation provided to the Directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year (December 31, 2010):

			Option-	Non-Equity
	Fees	Share-Based	Based	Incentive Plan	Pension	All Other
Director	Earned	Awards	Awards	Compensation	Value	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
David E. De Witt (1)	NIL	NIL	$220,351	NIL	NIL	NIL	$220,351
			(C$224,559)				(C$224,559)

Andrew T.	NIL	NIL	$220,351	NIL	NIL	NIL	$220,351
Swarthout			(C$224,559)				(C$224,559)

John P.A. Budreski	NIL	NIL	$220,351	NIL	NIL	NIL	$220,351
			(C$224,559)				(C$224,559)

(1)          Refer to “Management Contracts” below for particulars of arrangements between the Company and Pathway. Fees charged by Pathway under these arrangements are not included in Mr. De Witt’s compensation disclosed above as the fees charged by Pathway were for rent and administrative services during the year ended December 31, 2010 and were charged on a cost recovery basis.

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has a Stock Option Plan for the granting of incentive stock options to its officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Company’s Directors and to closely align the personal interests of such persons to that of the Shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based awards outstanding at the end of the most recently completed financial year (December 31, 2010), including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers. The Company does not currently have a share-based awards program.

	Option-Based Awards				Share-Based Awards
Market or
	Number of				Number of	Payout Value
	Securities			Value of	Shares Or Units	Of Share-
	Underlying			Unexercised	Of Shares That	Based Awards
	Unexercised	Option Exercise		In-The-Money	Have Not	That Have Not
	Options	Price (1)	Option	Options(2)	Vested	Vested
Director Name	(#)	($)	Expiration Date	($)	(#)	($)
David E. De Witt	1,000,000	C$0.68	November 26,	$120,648	N/A	N/A
			2015	(C$120,000)

Andrew T.	1,000,000	C$0.45	June 16, 2014	$351,890	N/A	N/A
Swarthout				(C$350,000)

	1,000,000	C$0.68	November 26,	$120,648
			2015	(C$120,000)

John P.A.	1,000,000	C$0.45	June 16, 2014	$351,890	N/A	N/A
Budreski				(C$350,000)

	1,000,000	C$0.68	November 26,	$120,648
			2015	(C$120,000)

(1)          The exercise price per Share of stock options is set in Canadian dollars because that is the currency in which the Company’s Shares trade on the TSXV.

(2)          Calculated using the closing price of the Company’s Shares on the TSXV on December 31, 2010 of C$0.80 and subtracting the exercise price of the in-the-money stock options. Translated using the December 31, 2010 CDN:USD noon exchange rate of 1.0054. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company’s Shares on the date of exercise.

Incentive Plan Awards - Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year (December 31, 2010) of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Non-Equity Incentive Plan
	Option-Based Awards -	Share-Based Awards -	Compensation -
	Value Vested	Value Vested	Value Earned
	During The Year (1)	During The Year	During The Year
Director Name	($)	($)	($)
David E. De Witt	N/A	N/A	N/A
Andrew T.	$74,896 (C$76,667)	N/A	N/A
Swarthout

John P.A. Budreski	$74,896 (C$76,667)	N/A	N/A

(1)          This amount is the dollar value that would have been realized if the options had been exercised on the vesting date, computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year (December 31, 2010).

Number of securities
remaining available for
	Number of securities to be	Weighted-average	future issuance under
	issued upon exercise of	exercise price of	equity compensation plans
	outstanding options,	outstanding options,	(excluding securities
	warrants and rights (1)	warrants and rights	reflected in column (a)) (2)

Plan Category	(a)	(b)	(c)

Equity compensation plans approved	13,320,000	C$0.44	18,486,314
by securityholders

Equity compensation plans not	NIL	N/A	N/A
approved by securityholders

Total	13,320,000	C$0.44	18,486,314

(1)          Represents the number of Shares available for issuance upon exercise of outstanding stock options as at December 31, 2010.

(2)          Represents the number of Shares remaining available for future issuance under stock options available for grant as of December 31, 2010 under the Company’s Stock Option Plan. The maximum number of Shares which may be issued pursuant to options granted under the Stock Option Plan is 10% of the issued and outstanding Shares at the time of grant. See “Particulars of Matters to be Acted Upon – Annual Approval of Rolling 10% Stock Option Plan” for further details concerning the Stock Option Plan.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

As at April 4, 2011, there was no indebtedness outstanding of any current or former Director, Executive Officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or Executive Officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i)                                is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)                             whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than the election of Directors or the appointment of Auditors, no person who has been a Director or Executive Officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting, except that the Directors and Executive Officers of the Company may have an interest in (i) the resolution regarding the approval of the Restricted Share Plan, as such persons are eligible to participate in such plan (ii) the resolution regarding the confirmation of the Shareholder Rights Plan, to the extent they own Shares of the Company; and (iii) the resolution regarding the re-approval of the Company’s 10% Rolling Stock Option Plan, as such persons are eligible to participate in such plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102, Continuous Disclosure) or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Except as set out herein, no management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the Directors or Executive Officers of the Company or its subsidiaries.

Other Arrangements

Pathway Capital Ltd. (“Pathway”) charged the Company $202,864 for rent, office costs and administrative support services during the year ended December 31, 2010 on a cost recovery basis. The amounts charged by Pathway are in the normal course of operations and were recorded at their exchange amount which is the price agreed to between the Company and Pathway. Pathway is controlled by a current Director of the Company, David E. De Witt, and a former Director, Marcel de Groot.

AUDIT COMMITTEE

The Audit Committee’s Charter

The following is the text of the Audit Committee Charter of the Company:

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•	Review and appraise the performance of the Company’s external auditors.

•	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three Directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least on a quarterly basis, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1.	Review and update this Charter annually.

2.

Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

3.	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

4.	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

5.	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

6.	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

7.	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

8.

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

9.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

10.	Review with management and the external auditors the audit plan for the year-end financial statements.

11.

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

12.	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

13.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

14.	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

15.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

16.

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

17.	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

18.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

19.	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

20.	Review certification process.

21.	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

22.	Review any related-party transactions.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

David E. De Witt	Not Independent (1) (2)	Financially literate (1)
Andrew T. Swarthout	Independent (1)	Financially literate (1)
John P.A. Budreski	Independent (1)	Financially literate (1)

(1)            As defined by National Instrument 52-110 – Audit Committees (“NI 52-110”).

(2)            Under NI 52-110, Mr. De Witt is considered “Not Independent” solely by virtue of the fact that his brother was acting CFO of the Company from the date of incorporation of the Company on March 27, 2007 until shortly after completion of the Company’s Qualifying Transaction on April 22, 2008. However, the members of the Board of Directors are satisfied that this relationship would not be reasonably expected to interfere with the exercise of David De Witt’s independent judgment as a member of the Company’s Audit Committee.

Relevant Education and Experience

Set out below is a general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member:

David E. De Witt – Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in September of 2004. He has been a Director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.

Andrew T. Swarthout – Mr. Swarthout has been the President, CEO and a Director of Bear Creek Mining Corporation since 2003 and a Director of Rio Cristal Resources Corporation since January 2008, both publicly traded companies. His work with them has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

John P.A. Budreski – Mr. Budreski has been involved in capital markets since 1987 and is a Vice Chairman of Cormark Securities Inc., which he joined in March 2009. Prior thereto, Mr. Budreski was an independent businessman and also Advisor-Special Projects with Tricor Pacific Capital, Inc., a private equity firm based in Vancouver, BC. Prior thereto, he was the President and CEO of Orion Securities Inc. and Orion Financial Inc. from March 2005 up to its sale at the end of 2007 to the Macquarie Group. Prior to his time with the Orion group, Mr. Budreski was a Managing Director at Scotia Capital Inc. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “The Audit Committee’s Charter - External Auditors”.

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2010 (December 31)	$74,733 (C$77,168)	$41,279 (C$42,185)	NIL	$1,453 (C$1,500)
2009 (December 31)	$38,721 (C$42,672)	NIL	NIL	$43,482 (C$49,327)

Exemption in Section 6.1 of NI 52-110

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines which apply to all public companies. The guidelines deal with such matters as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

As of the date of this Circular, the Company’s Board consists of five Directors, two of whom are independent based upon the tests for independence set forth in NP 58-201. As noted above, under NI 52-110, Mr. De Witt is technically deemed to be “Not Independent” solely by virtue of the fact that his brother was acting CFO of the Company from the date of incorporation of the Company until shortly after completion of the Company’s Qualifying Transaction. The Board, however, is of the view that this relationship, having regard to all the relevant circumstances, does not interfere with the exercise of Mr. De Witt’s independent judgment as a member of the Company’s Board of Directors. Andrew T. Swarthout and John P.A. Budreski are independent. Nolan Watson is not independent as he is the CEO of the Company. David Awram is not independent as he is the Executive Vice President of the Company.

Management Supervision by Board

The operations of the Company do not support a large Board of Directors and the Board has determined that the current constitution of the Board is appropriate for the Company’s current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent Directors are however able to meet at any time without any members of management including the non-independent Directors being present. Further supervision is performed through the Audit Committee.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the table provided under “Election of Directors” in this Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.	information respecting the functioning of the Board of Directors, committees and copies of the Company’s corporate governance policies;

2.	access to recent, publicly filed documents of the Company, technical reports and the Company’s internal financial information;

3.	access to management and technical experts and consultants; and

4.	a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company’s records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has adopted a Code of Conduct and has instructed its management and employees to abide by the Code. A copy of the Code is posted on SEDAR at www.sedar.com. The Board intends that it will review compliance with the Code on an annual basis until the Company has grown to a size which warrants more frequent monitoring.

The Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that Directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of Directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to Directors and senior officers of the Company.

Nomination of Directors

The Company does not have a stand-alone nomination committee. The full Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mining industry are consulted for possible candidates.

Compensation of Directors and the CEO

As previously discussed in this Circular, the independent Directors of the Company are currently Andrew T. Swarthout and John P.A. Budreski. The independent Directors of the Company have the responsibility for determining compensation for the Directors and senior management.

No compensation was paid by the Company up to December 31, 2009 to its Directors and its CEO. Commencing in early 2010, due to certain corporate milestones having been achieved by management in 2009, the independent Directors of the Company determined that a base salary for 2010 and a bonus (for recognition of past services) would be paid to the CEO and certain other key personnel. Due to certain corporate milestones having been achieved by management in 2010, the independent Directors determined and set the base salary for the CEO and the Company’s Executive Vice President for 2011 and awarded a bonus for the 2010 calendar year to each of the CEO and the Company’s Executive Vice President. Please refer to the Summary Compensation Table located within the “STATEMENT OF EXECUTIVE COMPENSATION” section of this Circular for further details.

To determine future compensation payable to its Directors and CEO, the independent Directors will review compensation paid for Directors and CEOs of companies of similar size and stage of development in the mineral exploration/mining industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the Directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the independent Directors will annually review the performance of the CEO in light of the Company’s objectives and consider other factors that may have impacted the success of the Company in achieving its objectives. Please refer to the discussion contained within the “STATEMENT OF EXECUTIVE COMPENSATION” section of this Circular for additional details.

As previously discussed in this Circular, the Company has no current arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert.

Board Committees

The Company has one committee at present, being the Audit Committee.

The Audit Committee is comprised of three of the Company’s five Directors: David E. De Witt, Andrew T. Swarthout and John P.A. Budreski.

As the Directors are actively involved in the operations of the Company and the size of the Company’s operations does not warrant a larger board of Directors, the Board has determined that additional standing committees are not necessary at this stage of the Company’s development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company’s development. The Board conducts informal annual assessments of the Board’s effectiveness, the individual Directors and its Audit Committee. To assist in its review, the Board conducts informal surveys of its Directors and receives a report from the Audit Committee respecting its own effectiveness. As part of the assessments, the Board or the Audit Committee may review their respective mandate/charters and conduct reviews of applicable corporate policies.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at FIVE (5).

The Company has an Audit Committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
NOLAN WATSON British Columbia, Canada President & CEO and Director	President and Chief Executive Officer of the Company and of Sandstorm Metals & Energy Ltd.	Director since September 12, 2008	4,720,000

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
DAVID AWRAM British Columbia, Canada Director	Executive Vice President of the Company and of Sandstorm Metals & Energy Ltd.	Director since March 23, 2007	4,180,000
DAVID E. DE WITT (1) British Columbia, Canada Director	Founding partner, Chairman and a Director of Pathway Capital Ltd. (a Vancouver based private venture capital company).	Director since April 22, 2008	3,835,000
ANDREW T. SWARTHOUT (1) Arizona, USA Director	President, CEO and Director of Bear Creek Mining Corporation since 2003; Director of Rio Cristal Resources Corporation since January 2008.	Director since March 23, 2009	200,000
JOHN P.A. BUDRESKI (1) Ontario, Canada Director	Vice Chairman of Cormark Securities Inc.	Director since June 11, 2009	NIL

(1)       Member of the Audit Committee.

(2)                    Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 4, 2011, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(3)       The Company does not have an Executive Committee.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and Executive Officers of the Company acting solely in such capacity.

To the knowledge of the Company, no proposed Director, other than John P.A. Budreski:

(a)	is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a Director, CEO or CFO of any company (including the Company) that:

(i)

was the subject, while the proposed Director was acting in the capacity as Director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, CEO or CFO but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, CEO or CFO of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

John P.A. Budreski was a Director of EarthFirst Canada Inc. (“EarthFirst”) until March 2, 2010. EarthFirst was engaged in development of wind power and related generation facilities. EarthFirst obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) on November 4, 2008. The CCAA process has now been completed and EarthFirst has been amalgamated with another company and no longer exists as a separate entity.

The following Directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Nolan Watson	Bear Creek Mining Corporation
Sandstorm Metals & Energy Ltd.
David Awram	Sandstorm Metals & Energy Ltd.
NuLegacy Gold Corporation
David E. De Witt	Bear Creek Mining Corporation
Sandstorm Metals & Energy Ltd.
Nautilus Minerals Inc.
Andrew T. Swarthout	Bear Creek Mining Corporation
Sandstorm Metals & Energy Ltd.
Rio Cristal Resources Corporation
John P.A. Budreski	Alaris Royalty Corp.
Sandstorm Metals & Energy Ltd.

Appointment of Auditors

Deloitte & Touche LLP, Chartered Accountants, of 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia, are the auditors of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Deloitte & Touche LLP as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors. Deloitte & Touche LLP were first appointed as auditors of the Company on October 1, 2010 when, pursuant to National Instrument 51-102 (“NI 51-102”) and due to the Company’s current stage of development, the Company requested that their former auditor, Davidson & Company LLP (the “Former Auditor”), Chartered Accountants, resign as the Company’s auditor.

Pursuant to Section 204(4) of the Business Corporations Act (British Columbia), the Directors of the Company were entitled to fill any casual vacancy in the office of the auditor and accordingly appointed Deloitte & Touche LLP (the “Successor Auditor”) as the Company’s auditor in the place and stead of the Former Auditor until the close of the next Annual General Meeting of the Company. There were no reservations in the Former Auditor’s Reports in connection with:

(a)	the audits of the two most recently completed fiscal years; and

(b)	any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor’s term of office.

There were no “reportable events” including disagreements, unresolved issues and consultations, as defined in NI 51-102, between the Company and the Former Auditor or the Successor Auditor and the resignation and the recommendation to appoint the Successor Auditor was approved by the Audit Committee and the Board of Directors of the Company.

As required pursuant to section 4.11 of NI 51-102, the Company filed the “Reporting Package” (comprised of the Notice of Change of Auditor, Successor Auditor Letter and Former Auditor Letter) on

SEDAR and a copy of the documents comprising the Reporting Package are attached to this Circular as Schedule “A”.

Approval of Restricted Share Plan

Background Information

On April 4, 2011, the Board approved the adoption of a restricted share plan of the Company (the “Restricted Share Plan”). The Board decided that it is desirable to have a wide range of incentive plans, including a restricted share plan available to attract, retain and motivate officers, Directors, employees, management company employees and consultants of the Company. The Restricted Share Plan provides that restricted share rights (the “Restricted Share Rights”) may be granted by a committee (as defined in the Restricted Share Plan) (the “Committee”) which administers the Restricted Share Plan to employees, officers, Directors, management company employees and consultants of the Company as a discretionary payment in consideration of past services to the Company. The Restricted Share Plan is subject to Shareholder approval.

Pursuant to the terms of the Restricted Share Plan, the aggregate maximum number of Shares reserved for issuance under the Restricted Share Plan from treasury:

(a)	shall not exceed 4,000,000 Shares; and

(b)	to any one Participant (as defined in the Restricted Share Plan) within a 12 month period shall not exceed 2,000,000 Shares.

Notwithstanding the foregoing, the aggregate maximum number of Shares reserved for issuance under the Plan shall be reduced by that number of Restricted Share Rights which are issued in accordance with the provisions of the Restricted Share Plan.

In addition, the number of Shares which may be issuable under the Restricted Share Plan and all of the Company’s other previously established or proposed share compensation arrangements, within a 12 month period:

(a)	to any one Participant shall not exceed 5% of the total number of issued and outstanding Shares on the date of the grant on a non-diluted basis;

(b)	to Insiders as a group shall not exceed 10% of the total number of issued and outstanding Shares on the date of the grant on a non-diluted basis;

(c)

to any one Eligible Contractor (as defined in the Restricted Share Plan) shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the date of the grant on a non-diluted basis; and

(d)

to all Eligible Employees (as defined in the Restricted Share Plan) conducting Investor Relations Activities (as defined in the TSXV Policies) shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the date of the grant on a non-diluted basis.

As of the date hereof, the Company has 318,063,147 issued and outstanding Shares. Assuming that the Restricted Share Plan is approved in the manner requested, the number of Shares which may be made subject to (a) Restricted Share Rights under the Restricted Share Plan (currently fixed at a maximum of 4,000,000), and (b) options under the Company’s Stock Option Plan, will represent not more than 10% (on a rolling basis) of the Company’s issued and outstanding Shares. Based on 10% of the Company’s current issued and outstanding, that number, as of the date hereof, is 31,806,314 Shares. The Company currently has 13,270,000 options outstanding under its rolling 10% Stock Option Plan (see below in this Circular under “Annual Approval of Rolling 10% Stock Option Plan”) which represents 4.2% of the Company’s current issued and outstanding (on a non-diluted basis). The maximum of 4,000,000 Shares which will be reserved for Restricted Share Rights under the Restricted Share Plan represents 1.3% of the Company’s current issued and outstanding (on a non-diluted basis).

A Restricted Share Right is exercisable into one Share on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”); and (ii) a date determined by an eligible participant that is after the Restricted Period and before a participant’s retirement date or termination date (a “Deferred Payment Date”).

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions. All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.

Canadian Participants seeking, for tax reasons, to set a Deferred Payment Date must give the Company at least 60 days notice prior to the expiration of the Restricted Period in order to effect such a change. Participants electing to change a Deferred Payment Date must give the Company prior written notice not later than 60 days prior to the Deferred Payment Date.

In the event of a Participant’s retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee. In the event of the retirement or termination after the Restricted Period and prior to any Deferred Payment Date, any Restricted Share Rights will be immediately exercised without any further action by the Participant and the Company will issue Restricted Shares and any dividends declared but unpaid to the Participant. In the event of death or disability, such Restricted Share Rights will be immediately exercised.

If a Participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a Participant cash equal to any cash dividends declared on the Shares at the time such dividends are ordinarily paid to holders of the Shares. The Company will pay such cash dividends, if any, to those Participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period and any applicable Deferred Payment Date.

A copy of the Restricted Share Plan is attached as Schedule “B” to this Circular.

Shareholder Approval Being Sought

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, in the form set out below (the “Restricted Share Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the adoption of the Restricted Share Plan.

The ordinary resolution must be approved by a simple majority of the votes cast at the Meeting in accordance with the rules and policies of the TSXV.

The Board and management recommend the adoption of the Restricted Share Plan Resolution. The Company has received conditional approval from the TSXV to the Restricted Share Plan, subject to Shareholder approval. To be effective, the Restricted Share Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, for the Restricted Share Plan Resolution.

“RESOLVED, with or without amendment, THAT:

1.

subject to receipt of the final approval of the TSX Venture Exchange, the adoption of the Restricted Share Plan by the Company, substantially in the form attached to the Information Circular of the Company dated April 4, 2011 as Schedule “B”, pursuant to which the Directors of the Company may, from time to time and subject to the restrictions as laid out in the Restricted Share Plan, grant Restricted Share Rights to eligible Participants under the Restricted Share Plan entitling such Participants to acquire up to an aggregate of 4,000,000 common shares of the Company, as fully paid and non-assessable, be and is hereby authorized and approved; and

2.

any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolutions.”

Confirmation of Shareholder Rights Plan

Background Information

On April 4, 2011, the Board approved the adoption of a Shareholder Rights Plan (the “Rights Plan”) designed to ensure, to the extent possible, that all of the Company’s shareholders are treated fairly in the event that a take-over bid is made for the Company’s Shares and to ensure that the Board of Directors has sufficient time to evaluate unsolicited take-over bids and to explore, develop and pursue alternatives that could maximize value for Shareholders. A summary of the terms of the Rights Plan is set out in Schedule “C” to this Circular. The summary is qualified in its entirety by the full text of the Rights Plan, which is available under the Company’s profile at www.sedar.com or on request of the Corporate Secretary of the Company at Suite 1050, 625 Howe Street, Vancouver, BC V6C 2T6.

The Rights Plan has been approved by the Board and the TSXV and, in compliance with the rules of the TSXV, the Rights Plan must be confirmed by the Shareholders of the Company. In the event that the requisite approval is obtained, the Rights Plan will remain in effect. However, in the event that the Rights Plan does not receive the requisite approval, the rights issued pursuant to the Rights Plan (the “Rights”) and the Rights Plan will terminate and be null and void and of no further force and effect.

Shareholder Approval Being Sought

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution in the form set out below (the “Rights Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, confirming the Rights Plan.

The ordinary resolution must be approved by a simple majority of the votes cast at the Meeting in accordance with the rules and policies of the TSXV.

The Board and management recommend the confirmation of the Rights Plan. To be effective, the Rights Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, for the Rights Plan Resolution.

“RESOLVED, with or without amendment, THAT:

(a)

the Shareholder Rights Plan Agreement dated April 11, 2011, as adopted by the Board of Directors of the Company, a summary of which is attached to the Information Circular of the Company dated April 4, 2011 as Schedule “C” and the full text of which is available under the Company’s profile at www.sedar.com, is hereby confirmed; and

(b)

any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Annual Approval of Rolling 10% Stock Option Plan

Background Information

Effective July 31, 2008, the Board adopted a new rolling 10% stock option plan (the “Stock Option Plan”), which Stock Option Plan was drafted in accordance with the latest TSXV policies and rules. The Stock Option Plan was approved by the Shareholders of the Company at the Annual General Meeting held on September 12, 2008 and was approved again at the Annual General Meeting held on September 22, 2009 and at the Annual and Special General Meeting held on April 30, 2010 and was accepted for filing by the TSXV.

The purpose of the Stock Option Plan is to allow the Company to grant options to Directors, officers, employees, management company employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the Shareholders. Options are exercisable over periods of up to five years as determined by the Board and are required to have an exercise price no less than the closing market price of the Company’s Shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the TSXV. Pursuant to the Stock Option Plan, the Board may from time to time authorize the issue of options to Directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of Shares which may be issued pursuant to options granted under the Stock Option Plan will be a maximum of 10% of the issued and outstanding Shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. The Stock Option Plan contains no vesting requirements, but permits the Board to specify a vesting schedule in its discretion. The Plan also provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The Company currently has 318,063,147 issued and outstanding shares, meaning that the number of options currently available for grant under the Stock Option Plan, together with any Restricted Share Rights granted under the Company’s proposed Restricted Share Plan (see above in this Circular under “Approval of Restricted Share Plan”) would be 10% of that number (on a rolling basis) or 31,806,314 shares. As of the date of this Information Circular, the Company had 13,270,000 options outstanding under the Stock Option Plan (representing 4.2% of the Company’s current issued and outstanding, on a non-diluted basis) and the Company intends to reserve a maximum of 4,000,000 Shares for Restricted Share Rights under the Restricted Share Plan, leaving 14,536,314 Shares currently available pursuant to the future grant of options.

The TSXV Requires Annual Shareholder Approval for the Stock Option Plan

The Company’s Stock Option Plan is a rolling stock option plan which sets the maximum number of options available for grant by the Company at an amount equal to 10% of the Company’s issued and outstanding common shares from time to time. Under TSXV policies, the Stock Option Plan must be approved and ratified by the Shareholders on an annual basis.

Shareholder Approval Being Sought

A copy of the Stock Option Plan is available upon request to any Shareholder at no charge, or may be inspected at the Company’s registered office during normal business hours until the date of the Meeting.

The Board and management consider the approval of the Stock Option Plan to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, for the approval of the Stock Option Plan.

The text of the ordinary resolution approving the Stock Option Plan to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“RESOLVED, with or without amendment, THAT:

1.

subject to regulatory approval, the Stock Option Plan, pursuant to which the Directors may, from time to time, authorize the issuance of options to Directors, officers, employees, management company employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares of the Company at the time of the grant, with a maximum of 5% of the Company’s issued and outstanding shares being reserved to any one person on a yearly basis, be and is hereby approved; and

2.

any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 604-689-0234 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative audited financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2010 which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DIRECTOR’S APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Company have been approved by the Board.

DATED this 4th day of APRIL, 2011.

APPROVED BY THE BOARD OF DIRECTORS

(signed) Nolan Watson

Chief Executive Officer

SCHEDULE “A”

REPORTING PACKAGE – CHANGE OF AUDITOR MATERIALS

[Sandstorm Logo]

NOTICE OF CHANGE OF AUDITOR

Pursuant to National Instrument 51-102 (“NI 51-102”), Sandstorm Resources Ltd. (the “Company”) hereby provides notice that Davidson & Company LLP (the “Former Auditor”), Chartered Accountants, have, at the request of the Company due to the Company’s current stage of development, resigned as the Company’s auditor effective as of October 1, 2010. Pursuant to Section 204(4) of the Business Corporations Act (British Columbia), the Directors of the Company are entitled to fill any casual vacancy in the office of the auditor and have appointed Deloitte & Touche LLP (the “Successor Auditor”), Chartered Accountants, as the Company’s auditor in the place and stead of the Former Auditor until the close of the next Annual General Meeting of the Company.

There were no reservations in the Former Auditor’s Reports in connection with:

(a)	the audits of the two most recently completed fiscal years; and

(b)	any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor’s term of office.

There were no “reportable events” including disagreements, unresolved issues and consultations, as defined in NI 51-102, between the Company and the Former Auditor or the Successor Auditor.

The resignation and the recommendation to appoint the Successor Auditor was approved by the Audit Committee and the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 1st day of October, 2010.

SANDSTORM RESOURCES LTD.

Per:
“Nolan Watson”
Nolan Watson, President and CEO

[Letterhead of Davidson & Company LLP]

October 1, 2010

British Columbia Securities Commission	Alberta Securities Commission
PO Box 10142, Pacific Centre	4th Floor, 300 - 5th Avenue S.W.
12th Floor, 701 West Georgia Street	Calgary, AB
Vancouver, BC	T2P 3C4
V7Y 1L2

Saskatchewan Securities Commission	Manitoba Securities Commission
Suite 601 - 1919 Saskatchewan Drive	500-400 St. Mary Avenue
Regina, SK	Winnipeg, MB
S4P 4H2	R3C 4K5

Ontario Securities Commission	New Brunswick Securities Commission
20 Queen Street West, Suite 1903	85 Charlotte Street, Suite 300
Toronto, ON	Saint John, NB
M5H 3S8	E2L 2J2

Nova Scotia Securities Commission	Newfoundland and Labrador Securities Commission
2nd Floor, Joseph Howe Building	P.O. Box 8700
1690 Hollis Street	2nd Floor, West Block
Halifax, NS	Confederation Building
B3J 3J9	St. John’s, NFLD
A1B 4J6

PEI Securities Office
Consumer, Corporate and Insurance
Services Division
Office of the Attorney General
P.O. Box 2000
Charlottetown, PE
C1A 7N8

Dear Sirs:

Re:	Sandstorm Resources Ltd. (the “Company”)
Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated October 1, 2010 and agree with the information contained therein, based upon our knowledge of the information at this date.

[Nexia Logo]

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

Page 2. . .

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

“DAVIDSON & COMPANY LLP”

DAVIDSON & COMPANY LLP

Chartered Accountants

cc: TSX Venture Exchange

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

October 1, 2010

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Government of Newfoundland & Labrador,
Financial Services Regulation Division

Dear Sirs/Mesdames:

Subject: SANDSTORM RESOURCES LTD. (the “Company”)

We have been informed by the Company of its intention to appoint Deloitte & Touche LLP (the “Successor Auditor”) as the auditor of the Company effective upon the resignation of Davidson & Company LLP (the “Former Auditor”). The Company has provided us with the disclosures required by National Instrument 52-109, Continuous Disclosure Obligations (“NI 52-109”). We have reviewed the information contained in the Notice of Change of Auditor (the “Notice”) in the form attached hereto as Schedule “A” and we are in full agreement with the information contained therein based on our knowledge of the information relating to the Notice and of the Company at this time, except that we have no basis to agree or disagree with the statement that there have been no reportable events during the period that Davidson & Company LLP has been the auditor of the Company

In accordance with the requirements of NI 52-109, we understand that the Notice, together with a letter from each of the Former Auditor and the Successor Auditor addressed to the securities commissions in each province or territory in Canada in which the Company is a reporting issuer, will be filed with the securities administrators in each province or territory in which the Company is a reporting issuer within 30 days of receipt by the Company of the Former Auditor’s resignation and will be included in the Information Circular for the first meeting of shareholders held subsequent to the change of auditor.

Yours truly,

(Signed) Deloitte & Touche LLP

Chartered Accountants

SCHEDULE “B”

SANDSTORM GOLD LTD.

RESTRICTED SHARE PLAN

APRIL 4, 2011

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.01                                                                       Definitions

For purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.	“Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time;

B.

“Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;

C.	“Change of Control” means the occurrence of any one or more of the following events:

(i)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(ii)

the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its Subsidiaries which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Corporation and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Corporation in the course of a reorganization of the assets of the Corporation and its subsidiaries;

(iii) a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv)

any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Act) to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation’s outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v)

as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its affiliates and another corporation or other entity, the nominees named in the most recent Management Information Circular of the Corporation for election to the Board shall not constitute a majority of the Board; or

(vi) the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities;

D.

“Committee” means the Directors or if the Directors so determine in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan which includes any compensation committee of the board;

E.	“Corporation” means Sandstorm Gold Ltd., a corporation incorporated under the Act;

F.

“Deferred Payment Date” means the date for a Participant under the Plan after the Restricted Period and not later than the Participant’s Retirement Date which the Participant has elected to defer receipt of Restricted Shares;

G.	“Designated Affiliate” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time;

H.	“Directors” means the board of directors of the Corporation from time to time;

I.	“Eligible Contractors” means “Consultants” as that term is defined in the TSXV Policies;

J.	“Eligible Directors” means the Directors and the directors of any Designated Affiliate from time to time;

K.	“Eligible Employees” means employees, including officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate;

L.

“Insider” means: (i) an insider as defined in the Securities Act (British Columbia) other than a person who is an Insider solely by virtue of being a director or senior officer of a Subsidiary of the Corporation; and (ii) an Associate of any person who is an insider by virtue of (i);

M.	“Management Company Employee” means a “Management Company Employee” as that term is defined in the TSXV Policies;

N.	“Participant” for the Plan means each Eligible Director, Eligible Contractor, Eligible Employee and Management Company Employees to whom Restricted Share Rights are granted;

O.	“Plan” means the Corporation’s restricted share plan, as same may be amended from time to time;

P.

“Restricted Period” means any period of time that a Restricted Share Right is not exercisable and the Participant holding such Restricted Share Right remains ineligible to receive Restricted Shares, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of a Participant;

Q.

“Retirement” in respect of a Participant means the Participant ceasing to be an Eligible Employee, Eligible Director, Eligible Contractor or Management Company Employee after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

R.	“Retirement Date” means the date that a Participant ceases to be an Eligible Employee, Eligible Director, Eligible Contractor or Management Company Employee due to the Retirement of the Participant;

S.	“Restricted Share Rights” has such meaning as ascribed to such term at Section 3.02 of this Plan;

T.	“Restricted Shares” means the Shares issuable in satisfaction of Restricted Share Rights;

U.	“Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan;

V.

“Termination” means: (i) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Corporation or a Designated Affiliate or cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise other than the Retirement of the Eligible Employee; (ii) in the case of an Eligible Director, the removal of or failure to re-elect the Eligible Director as a director of the Corporation or a Designated Affiliate; and (iii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or a Designated Affiliate;

W.	“TSXV” means the TSX Venture Exchange; and

X.	“TSXV Policies” means the policies included in the TSX Venture Exchange Corporate Finance Manual and “TSXV Policy” means any one of them.

1.02	Securities Definitions: In the Plan, the terms “affiliate”, “subsidiary” and “insider” shall have the meanings given to such terms in the Securities Act (British Columbia).

1.03	Headings: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.04	Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.05

References to this Restricted Share Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

1.06	Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE 2

PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE PLAN

2.01

Purpose of the Restricted Share Plan: The Plan provides for the acquisition of Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees, directors, management company employees and consultants of the Corporation and the Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares by key employees, consultants and directors of the Corporation and Designated Affiliates, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees, consultants, management company employees and directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

2.02

Administration of the Restricted Share Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

2.03

Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three (3) Directors, including any compensation committee of the board of directors of the Corporation.

2.04	Record Keeping: The Corporation shall maintain a register in which shall be recorded:

	(a)	the name and address of each Participant in the Plan;

	(b)	the number of Restricted Share Rights granted to each Participant under the Plan; and

	(c)	the number of Restricted Shares issued to each Participant under the Plan.

2.05

Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Rights shall be granted and the provisions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.

2.06	Maximum Number of Shares: The aggregate maximum number of Shares reserved for issuance under the Plan from treasury:

	(c)	shall not exceed 4,000,000 Shares; and

(d)	to any one Participant within a 12 month period shall not exceed 2,000,000 Shares.

Notwithstanding the foregoing, the aggregate maximum number of Shares reserved for issuance under the Plan shall be reduced by that number of Restricted Share Rights (as defined below) which are issued in accordance with the provisions of the Plan.

The number of Shares which may be issuable under the Plan and all of the Corporation’s other previously established or proposed share compensation arrangements, within a 12 month period:

(e)	to any one Participant shall not exceed 5% of the total number of issued and outstanding Shares on the date of the grant on a non-diluted basis;

(f)	to Insiders as a group shall not exceed 10% of the total number of issued and outstanding Shares on the date of the grant on a non-diluted basis;

(g)	to any one Eligible Contractor shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the date of the grant on a non-diluted basis; and

(h)

to all Eligible Employees conducting Investor Relations Activities (as defined in the TSXV Policies) shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the date of the grant on a non-diluted basis.

ARTICLE 3

RESTRICTED SHARE PLAN

3.01	Restricted Share Plan: The Plan is hereby established for the Participants.

3.02

Participants: Subject to Section 2.06 the Committee shall have the right to grant, in its sole and absolute discretion, to any Participant rights to acquire any number of fully paid and non-assessable Shares (“Restricted Share Rights”) as a discretionary payment in consideration of past services to the Corporation, subject to the Plan and with such provisions and restrictions as the Committee may determine. Each Restricted Share Right shall entitle the Participant to receive one Share of the Corporation, without payment of additional consideration, at the end of the Restricted Period or, if applicable, at a later Deferred Payment Date, without any further action on the part of the holder of the Restricted Share Right in accordance with this Article Three.

3.03

Restricted Share Right Grant Letter: Each grant of a Restricted Share Right under the Plan shall be evidenced by a Restricted Share Right Grant Letter to the Participant from the Corporation. Such Restricted Share Right Grant Letter shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Restricted Share Right Grant Letter. The provisions of the various Restricted Share Right Grant Letters issued under the Plan need not be identical.

3.04	Restricted Period: Upon the grant of Restricted Share Rights to a Participant, the Committee shall determine the Restricted Period applicable to such Restricted Share Rights.

3.05	Deferred Payment Date: Participants may elect to defer the receipt of all or any part of their entitlement to Restricted Shares until a Deferred Payment Date.

3.06

Prior Notice of Deferred Payment Date: Participants who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than sixty (60) days prior to the expiration of the Restricted Period. Participants may change a Deferred Payment Date by providing written notice to the Corporation not later than sixty (60) days prior to the Deferred Payment Date.

3.07                                                                     Retirement or Termination during Restricted Period: In the event of the Retirement or Termination of a Participant during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.

3.08                                                                     Retirement or Termination after Restricted Period: In the event of the Retirement or Termination of the Participant following the Restricted Period and, if applicable, prior to the Deferred Payment Date, the Corporation shall issue forthwith the Restricted Shares in accordance with the Restricted Share Rights held by the Participant.

3.09                                                                     Payment of Dividends: Subject to the absolute discretion of the Committee, the Committee may determine to pay Participants cash equal to any cash dividends declared on Shares that would be payable on Restricted Shares issuable in accordance with the Restricted Share Rights for which the Restricted Period has not expired in the manner and at the time such dividends are ordinarily paid to holders of Shares. The Corporation shall pay Participants cash equal to any cash dividends declared and paid on Shares that would be payable on Restricted Shares after the applicable Restricted Period, if the Deferred Payment Date has not occurred, in the manner and at the time such dividends are ordinarily paid to holders of Shares.

3.10                                                                     Death or Disability of Participant: In the event of the death or total disability of a Participant, any Restricted Shares represented by Restricted Share Rights held by the Participant shall be immediately issuable by the Corporation.

3.11                                                                     Change of Control: In the event of a Change of Control, the Corporation shall forthwith issue Restricted Shares notwithstanding the Restricted Period and any applicable Deferred Payment Date.

3.12                                                                     Necessary Approvals: The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation or by a written resolution of all of the shareholders of the Corporation in accordance with the Act and acceptance by the TSXV or any regulatory authority having jurisdiction over the securities of the Corporation.

3.13                                                                     Term of the Restricted Share Plan: The Plan herein shall become effective on the date on which it is approved by the shareholders. The Plan shall remain in effect until it is terminated by the Corporation’s board of directors.

ARTICLE 4

WITHHOLDING TAXES

4.01                                                                     Withholding Taxes: The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or any Designated Affiliate of the Corporation for any amount which the Corporation or Designated Affiliate of the Corporation is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Restricted Shares (or a portion thereof) in the market upon the issuance of such Shares under the provisions of the Plan to satisfy withholding obligations under the Plan.

ARTICLE 5

GENERAL

5.01                                                                     Effective Time of Restricted Share Plan: The Plan shall become effective upon a date to be determined by the Corporation’s board of directors.

5.02                                                                     Amendment of Restricted Share Plan: The Committee may from time to time in the absolute discretion of the Committee amend, modify and change the provisions of the Plan, provided that any amendment, modification or change to the provisions of the Plan which would:

(a)                               materially increase the benefits under the Plan;

(b)                               increase the number of Shares, other than by virtue of Sections 5.06, 5.07 and 5.08 of the Plan, which may be issued pursuant to the Plan; or

(c)                               materially modify the requirements as to eligibility for participation in the Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation, if required, by the TSXV and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.

5.03                                                                     Non-Assignable: Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable.

5.04                                                                     Rights as a Shareholder: No holder of any Restricted Share Rights shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period. Subject to Section 3.09, no holder of any Restricted Share Rights shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the end of the Restricted Period or prior to the Deferred Payment Date, if applicable.

5.05                                                                     No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.

5.06                                                                     Automatic Extension of Restricted Period or Deferred Payment Date during Black Outs: Unless otherwise determined by resolution of the Committee, in the event any Restricted Period expires or a Deferred Payment Date occurs during a self imposed or regulatory black out period on trading securities of the Corporation, such Restricted Period or Deferred Payment Date shall be automatically extended until 48 hours after such black out period has expired. Notwithstanding Section 3.07, if a Restricted Period is automatically extended pursuant to this Section 5.06, in the event of the Retirement or Termination of a Participant during the time the Restricted Period was extended, the Restricted Share Rights so extended held by the Participant shall not be terminated in accordance with Section 3.07 and shall continue to be in effect.

5.07                                                                     Adjustment in Number of Shares Subject to the Restricted Share Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)                               the number of Shares available under the Plan; and

(b)                               the number of Shares subject to any Restricted Share Rights.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

5.08                                                                    Take-over Bid: In the event that the Corporation becomes the subject of a take-over bid pursuant to which 100% of the issued and outstanding Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the incorporating statute, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all holders of Restricted Share Rights requiring them to surrender their Restricted Share Rights within 10 days of the mailing of such notice, and the holders of Restricted Share Rights shall be deemed to have surrendered such Restricted Share Rights on the tenth (10th) day after the mailing of such notice without further formality, provided that:

(a)                               the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement restricted share rights to the holders of Restricted Share Rights on the equity securities offered as consideration;

(b)                               the Committee has determined, in good faith, that such replacement options have substantially the same economic value as the Restricted Share Rights being surrendered; and

(c)                               the surrender of Restricted Share Rights and the granting of replacement restricted share rights can be effected on a tax-deferred basis under the Income Tax Act (Canada).

5.09                                                                     No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

5.10                                                                   Compliance with Applicable Law: If any provision of the Plan or any Restricted Share Right contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

5.11                                                                     Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.

SCHEDULE “C”

SUMMARY OF THE SHAREHOLDER RIGHTS PLAN

The following is a summary of the principal terms of the Shareholder Rights Plan (the “Rights Plan”) of Sandstorm Gold Ltd. The summary is qualified in its entirety by, and is subject to, the full text of the Shareholder Rights Plan Agreement between the Company and Computershare Trust Company of Canada, as Rights Agent, effective as of April 11, 2011, which is available under the Company’s profile at www.sedar.com or on request from the Company’s Corporate Secretary as described in the Information Circular to which this schedule is attached. All capitalized terms used in the summary without definition have the meanings attributed to them in the Rights Plan unless otherwise indicated. In addition, all references to section numbers in the summary refer to section numbers in the Rights Plan unless otherwise indicated.

(a)                              Issuance of Rights

Holders of common shares of the Company (the “Shares”) are entitled to one Right for each Share held. The Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, that number of Shares having an aggregate market price equal to twice the Exercise Price. Prior to the Separation Time, the Exercise Price is, subject to adjustment from time to time, an amount equal to three times the Market Price, from time to time, per Share and, from and after the Separation Time, the Exercise Price is, subject to adjustment from time to time, an amount equal to three times the Market Price, as at the Separation Time, per Share.

The Rights Plan contains provisions pursuant to which the Exercise Price and/or the number of Rights may be adjusted in certain events, including in the event of a subdivision or consolidation of Shares and certain rights offerings.

(b)                              Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Shares and will be transferable only together with the associated Shares. Following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of Shares (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such rights). Rights Certificates will also be issued in respect of Shares issued after the Separation Time and prior to the Expiration Time to each holder of securities of the Company (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such rights) converting securities into or exchanging such securities for Shares. The Rights will trade separately from the Shares after the Separation Time.

(c)                               Separation Time

The Separation Time is the Close of Business on the tenth Business Day (or such later Business Day as may be determined by the Board in good faith) after the earliest of: (i) the Share Acquisition Date, which is generally the first date of public announcement or disclosure by the Company or an Acquiring Person of facts indicating that a Person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement or disclosure of the intention of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and (iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as applicable. If any Take-over Bid referred to in (ii) above expires or is terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid is deemed to never have been made. In addition, if the Company determines, in accordance with the Rights Plan, to waive the application of Section 3.1 to a Flip-in Event (see “Flip-In Event” below), then the Separation Time shall be deemed never to have occurred.

(d)                              Acquiring Person

In general, an Acquiring Person is a Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Shares. Excluded from the definition of “Acquiring Person” are the Company and any of its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Shares as a result of one or any combination of (i) a Voting Share Reduction, (ii) a Permitted Bid Acquisition, (iii) an Exempt Acquisition, (iv) a Pro Rata Acquisition, or (v) a Convertible Security Acquisition. The definitions of “Voting Share Reduction”, “Permitted Bid Acquisition”, “Exempt Acquisition”, “Pro Rata Acquisition” and “Convertible Security Acquisition” are set out in the Rights Plan.

The definition of “Acquiring Person” also excludes any underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Shares in connection with the distribution of securities pursuant to an underwriting agreement with the Company.

(e)                              Beneficial Ownership

In general, a Person is deemed to “Beneficially Own” Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person’s Affiliates (generally, a person that controls, is controlled by, or under common control with, another person) and Associates (generally, spouses or relatives sharing the same residence). Also included are securities of which a Person or any of the Person’s Affiliates or Associates has the right to acquire (i) on the exercise, conversion or exchange of Convertible Securities (generally, any securities issued by the Company carrying any purchase, exercise, conversion or exchange right pursuant to which the holder may acquire Shares), or (ii) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (including any lock-up agreement other than a Permitted Lock-up Agreement), in each case if such right is then exercisable or exercisable within a period of 60 days (other than (A) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities; or (B) pledges of securities in the ordinary course of the pledgee’s business). A Person is also deemed to “Beneficially Own” any securities that are Beneficially Owned (as described above) by any other Person with which, and in respect of which security, such Person is acting jointly or in concert.

Notwithstanding the above, a Person shall not be deemed to “Beneficially Own” any security because:

1.                                   the holder of such security has agreed pursuant to a Permitted Lock-up Agreement to tender or deposit such security pursuant to, or such security has been tendered or deposited to, a Takeover Bid made by such Person or any of such Person’s Affiliates or Associates or any Person with which, and in respect of which security, such Person is acting jointly and in concert, until the earliest time at which such tendered or deposited security has been accepted unconditionally for payment or exchange or has been taken up and paid for, whichever shall first occur;

2.                                   such Person, for greater certainty, holds such security in the ordinary course of such Person’s business or activities as follows:

(a)                               such Person (an “Investment Manager”) manages mutual funds or other investment funds for others (which others may include, or be limited to, employee benefit plans and pension plans), if such security is held by the Investment Manager in the performance of the Investment Manager’s duties for the account of another Person (a “Client”, which includes any non-discretionary account held on behalf of a Client by a broker or dealer registered under applicable law);

(b)                               such Person (a “Trust Company”) is licensed as a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity for the estates of deceased or incompetent Persons (each an “Estate Account”) or for other accounts (each an “Other Account”), if such security is held by the Trust Company for the Estate Account or for such Other Accounts;

(c)                               such Person (a “Crown Agent”) is a Crown agent or agency that manages public assets, if such security is held by the Crown Agent for the purposes of its activities as Crown Agent;

(d)                               such Person (a “Statutory Body”) is established by statute for purposes that include the management of investment funds for employee benefit plans, pension plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies, if such security is held by the Statutory Body for the purposes of its activities as Statutory Body; or

(e)                               such Person (an “Administrator”) is the administrator or trustee of one or more pension funds or plans (each a “Plan”) registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed, or is such a Plan, if such security is held by the Administrator or Plan for the purposes of its activities as Administrator or Plan;

but only if the Investment Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making or has not then announced an intention to make a Take-over Bid, alone or by acting jointly or in concert with any other Person, other than pursuant to a distribution by the Company, by means of Permitted Bid or Competing Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or an organized over-the-counter market;

3.                                   such Person, for greater certainty, is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security;

4.                                   such Person, for greater certainty, has an Estate Account or an Other Account with the same Trust Company as another Person on whose account the Trust Company holds such security;

5.                                   such Person, for greater certainty, is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

6.                                   such Person, for greater certainty:

(a)                               is a Client of a Investment Manager, if such security is owned at law or in equity by the Investment Manager; or

(b)                               is an Estate Account or an Other Account of a Trust Company, if such security is owned at law or in equity by the Trust Company; or

(c)                               is a Plan, if such security is owned at law or in equity by the Administrator of the Plan; or

(d)                               such Person is the registered holder of such security as a result of carrying on the business of, or acting as nominee for, a securities depository.

For the purposes of the Rights Plan, in determining the percentage of the outstanding Shares with respect to which a Person is or is deemed to be the Beneficial Owner, any unissued Shares as to which such Person is deemed the Beneficial Owner are deemed outstanding.

(f)                                  Flip-In Event

A Flip-in Event occurs when any Person becomes an Acquiring Person. As provided in Section 3.1 of the Rights Plan, in the event that, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board occurs (see “Waiver of Flip-In Events”), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, an Affiliate or Associate of an Acquiring Person or a joint actor (or a transferee of such a Person), which Rights will become null and void) shall, effective at the Close of Business on the tenth Business Day after the Share Acquisition Date, constitute the right to purchase from the Company, upon exercise thereof in accordance with the terms of the Rights Plan, that number of Shares as have an aggregate Market Price on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price upon payment of an amount in cash equal to the Exercise Price (such Right being subject to anti-dilution adjustments), effectively providing the holder of each Right with a 50% discount to Market Price.

(g)                              Permitted Bid and Competing Permitted Bid

A “Permitted Bid” is a Take-over Bid made by means of a take-over bid circular and which also complies with the following additional provisions:

(a)                              the Take-over Bid is made to all holders of Shares of record, other than the Offeror; and

(b)                              the Take-over Bid contains, and the provisions for take-up and payment for securities tendered or deposited thereunder are subject to, irrevocable and unqualified conditions that:

(i)                                   no Shares and/or Convertible Securities shall be taken up or paid for pursuant to the Take-over Bid (1) prior to the Close of Business on a date that is not less than 60 days following the date of the Take-over Bid, and (2) then only if, at the Close of Business on the date Shares and/or Convertible Securities are first taken up or paid for under such Take-over Bid, more than 50% of the outstanding Shares and/or Convertible Securities held by Independent Shareholders have been tendered or deposited pursuant to the Take-over Bid and not withdrawn;

(ii)                                Shares and/or Convertible Securities may be tendered or deposited pursuant to such Take-over Bid, unless such Take-over Bid is withdrawn, at any time prior to the Close of Business on the date Shares and/or Convertible Securities are first taken up or paid for under the Take-over Bid;

(iii)                             any Shares and/or Convertible Securities tendered or deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)                              in the event that the requirement set forth in (b)(i)(A)(2) above is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for tenders and deposits of Shares and/or Convertible Securities for not less than 10 Business Days from the date of such public announcement.

A “Competing Permitted Bid” is a Take-over Bid that:

(a)                               is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of that Permitted Bid or Competing Permitted Bid (defined as a “Prior Bid”);

(b)                               satisfies all the provisions of the definition of a Permitted Bid other than the requirements set out in (b)(i)(2) and (b)(iv) of the definition of Permitted Bid above; and

(c)                               contains, and the provisions for take-up and payment for securities tendered or deposited thereunder are subject to, irrevocable and unqualified conditions that:

(i)                                   no Shares and/or Convertible Securities shall be taken up or paid for pursuant to the Take-over Bid (1) prior to the Close of Business on a date that is not less than the later of 35 days after the date of such Take-over Bid constituting the Competing Permitted Bid and 60 days after the date of the earliest Prior Bid then in existence, and (2) then only if, at the Close of Business on the date Shares and/or Convertible Securities are first taken up or paid for under such Take-over Bid constituting the Competing Permitted Bid, more than 50% of the outstanding Shares and/or Convertible Securities held by Independent Shareholders have been tendered or deposited pursuant to such Take-over Bid and not withdrawn; and

(ii)                                in the event that the requirement set forth in (c)(i)(2) above is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for tenders and deposits of Shares and/or Convertible Securities for not less than 10 Business Days from the date of such public announcement.

(h)                              Redemption and Termination

With the prior consent of the holders of Shares or Rights obtained as described under the heading “Waiver of Flip-In Events” below, as applicable, the Company may, at any time prior to the occurrence of a Flip-in Event which has not been waived, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted as provided for in the Rights Plan (such redemption price being herein referred to as the “Redemption Price”).

If a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or certain Exempt Acquisitions, outstanding Shares and/or Convertible Securities, the Board shall immediately upon such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid expires, is terminated or is otherwise withdrawn after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all of the outstanding Rights at the Redemption Price.

If the Board elects or is deemed to have elected to redeem the Rights and, if applicable, the requisite consent is given by the holders of Shares or Rights, as applicable, (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) subject to Section 5.1 (j) of the Rights Plan described below, no further Rights shall thereafter be issued.

Within 10 Business Days of the Board electing or having been deemed to have elected to redeem the Rights or, if applicable, within 10 Business Days after the requisite consent is given by the holders of Shares or Rights, as applicable, the Company shall give or cause to be given notice of redemption to the holders of the outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register or, prior to the Separation Time, on the register of Shares maintained by the Company’s transfer agent or transfer agents.

In accordance with Section 5.1 (j) of the Rights Plan, upon the Rights being redeemed, all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Shares as of the Separation Time had not been mailed to each such holder and, for all purposes of the Rights Plan, the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Shares, subject to and in accordance with the provisions of the Rights Plan.

The Company shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless such holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.

(i)                                  Waiver of Flip-In Events

With the prior consent of the holders of Shares obtained as specified below under the heading “Supplements and Amendments”, the Board may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Shares otherwise than in the circumstances described in the following two paragraphs below, waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent.

The Board may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of a Take-over Bid made by means of a take-over bid circular sent to all holders of record of Shares, waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent, provided, however, that if the Company so waives, the Company shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular sent to all holders of record of Shares prior to the expiry, termination or withdrawal of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted.

The Board may waive the application of Section 3.1 to a Flip-in Event provided that (a) the Company has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and (b) such Acquiring Person (i) has reduced its Beneficial Ownership of Shares such that, at the time of the waiver, it is no longer an Acquiring Person; or (ii) covenants in favour of the Company, on terms acceptable to the

Company, to reduce its Beneficial Ownership of Shares within a period of time specified by the Company such that, at the time the waiver becomes effective at the expiry of such period of time, it is no longer an Acquiring Person.

(j)                                  Supplements and Amendments

The Company may from time to time prior to or after the Separation Time amend, supplement or restate the Rights Plan without the approval of any holders of Rights or Shares in order to correct any clerical or typographical error or, subject to obtaining such approval subsequently as contemplated below, to maintain the validity and effectiveness of the Rights Plan as a result of any change in applicable laws, rules or regulatory requirements. The Company may, prior to the date of the Shareholders’ meeting, amend, supplement or restate the Rights Plan without the approval of any holders of Shares or Rights in order to make any changes which the Company acting in good faith may deem necessary or desirable.

Subject to the amendments described above, the Company may, at any time (i) prior to the Separation Time, with the prior consent of the holders of Shares obtained as set forth below, or (ii) after the Separation Time, with the prior consent of the holders of Rights obtained as set forth below, amend, supplement, restate or rescind any of the provisions of the Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders or by the holders of Rights, as applicable, present or represented at and entitled to vote at a meeting of the holders of Shares or Rights, as applicable.

Any amendments, supplements or restatements made by the Company to the Rights Plan which are required to maintain the validity and effectiveness of the Rights Plan as a result of any change in any applicable laws, rules or regulatory requirements shall, if made before the Separation Time, be submitted to the holders of Shares at the next meeting of holders of Shares and the holders of Shares may, by the majority referred to in the paragraph above, confirm or reject such amendment, supplement or restatement and, if made after the Separation Time, be submitted to the holders of Rights at a meeting of the holders of Rights and the holders or Rights may, by the majority referred to above, confirm or reject such amendment, supplement or restatement.

Any such amendment, supplement or restatement shall, unless the Company otherwise stipulates, be effective from the date of the resolution of the Company adopting such amendment, supplement or restatement, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment, supplement or restatement is confirmed, it shall continue in effect in the form so confirmed. If such amendment, supplement or restatement is rejected by the holders of Shares or the holders of Rights or is not submitted to the holders of Shares or holders of Rights as required, then such amendment, supplement or restatement shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or if such a meeting of the holders of Rights is not called within 90 days after the date of the resolution of the Company adopting such amendment, supplement or restatement, at the end of such period, and no subsequent resolution of the Company to amend, supplement or restate the Rights Plan to substantially the same effect shall be effective until confirmed by the holders of Shares or holders of Rights as the case may be.

(k)                               Expiration

No Person shall have any rights pursuant to the Rights Plan in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1 (a) of the Rights Plan.